COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
         COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                 PREFERRED AND PREFERENCE DIVIDEND REQUIREMENTS

                                                                       12 Months Ended
                                               ---------------------------------------------------------------
                                               September  December   December   December   December   December
                                                 1997       1996       1995       1994       1993       1992
                                               --------   --------   --------   --------   --------   --------
                                                                  (In Thousands of Dollars)

Net Income .................................   $257,496   $310,824   $338,007   $323,617   $309,866   $264,347
Taxes on Income ............................    138,546    169,202    172,388    156,702    140,833    105,994
                                               --------   --------   --------   --------   --------   --------
Adjusted Net Income ........................   $396,042   $480,026   $510,395   $480,319   $450,699   $370,341
                                               --------   --------   --------   --------   --------   --------
Fixed Charges:
   Interest and Amortization of
    Debt Discount and Expense and
    Premium on all Indebtedness ............   $226,387   $203,923   $206,666   $204,206   $199,415   $200,848
   Capitalized Interest ....................     10,578     15,664     15,050     12,427     16,167     13,800
   Interest Factor in Rentals ..............      1,600      1,548      2,099      2,010      2,144      2,033
                                               --------   --------   --------   --------   --------   --------
   Total Fixed Charges .....................   $238,565   $221,135   $223,815   $218,643   $217,726   $216,681
                                               --------   --------   --------   --------   --------   --------
Preferred and Preference
   Dividend Requirements: (1)
   Preferred and Preference ................   $ 30,901   $ 38,536   $ 40,578   $ 39,922   $ 41,839   $ 42,247
    Dividends
   Income Tax Required .....................     16,624     20,849     20,434     19,074     18,763     16,729
                                               --------   --------   --------   --------   --------   --------
   Total Preferred and Preference
    Dividend Requirements ..................   $ 47,525   $ 59,385   $ 61,012   $ 58,996   $ 60,602   $ 58,976
                                               --------   --------   --------   --------   --------   --------
Total Fixed Charges and
   Preferred and Preference
   Dividend Requirements ...................   $286,090   $280,520   $284,827   $277,639   $278,328   $275,657
                                               ========   ========   ========   ========   ========   ========

Earnings (2) ...............................   $624,029   $685,497   $719,160   $686,535   $652,258   $573,222
                                               ========   ========   ========   ========   ========   ========

Ratio of Earnings to Fixed Charges                 2.62       3.10       3.21       3.14       3.00       2.65

Ratio of Earnings to Combined Fixed
   Charges and Preferred and Preference
   Dividend Requirements                           2.18       2.44       2.52       2.47       2.34       2.08


Preferred and preference dividend requirements consist of an amount equal to the pre-tax earnings that would be required to meet dividend requirements on preferred stock and preference stock.

Earnings are deemed to consist of net income that includes earnings of BGE's consolidated subsidiaries, equity in the net income of BGE's unconsolidated subsidiary, income taxes (including deferred income taxes and investment tax credit adjustments), and fixed charges other than capitalized interest.